Exhibit 99.2

News

RiT TECHNOLOGIES APPOINTS VSEVOLOD KRYLOV
TO HEAD ITS RUSSIAN REPRESENTATIVE OFFICE

Tel Aviv, Israel – February 7, 2011 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has appointed Vsevolod Krylov to become the Head of its Russian representative office.

The new appointment is part of the Company’s plan to strengthen its positioning in Russia. Under Mr. Krylov’s leadership, the Russian office will aim to expand the Company’s partner network in Russia and to promote the intelligence concept and solutions to the local market. The office’s long-term goals include the development of sales channels, expansion of partner relationships in the areas of marketing and technical support, and enhancing collaboration with customers, including government and commercial organizations.

Prior to his appointment, Mr. Krylov was employed by the distribution company RSI (part of the R-Style Group) for 12 years, and served as its CEO for the last 7 years.

“Vsevolod Krylov has extensive experience in the IT industry, profound business understanding, proven management skills and an excellent business reputation. Under his leadership, I am confident that we will succeed in further strengthening our position in Russia," commented Eran Ayzik, RiT’s President and CEO.

Vsevolod Krylov added, "I am very pleased to accept this position, and pledge to dedicate myself to building out RiT’s leadership position in Russia."

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel

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Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss our expectations from PatchView, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-3-766-4249
motia@rit.co.il

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel